Contact

acavoulacos@gmail.com

www.linkedin.com/in/acavoulacos
(LinkedIn)

Top Skills

Board of Directors

Strategic Planning

Team Building

Languages

French

Honors-Awards

Forbes 30 Under 30: Media

The 30 Most Important Women
Under 30 in Tech

15 Women to Watch in Tech

16th Fastest Growing Company in
North America

Alexandra Cavoulacos

Strategic Operations Executive, Board Director & Broadway Investor
New York, New York, United States

Summary

I'm currently Chief Operating Officer at crowdfunding startup,
BackerKit, working alongside founders who defined the industry
and continue to innovate every day. I'm inspired by our creators,
amazed by our team, and energized at the opportunity to redefine
crowdfunding for the creator economy.

My superpower is coming into any company, situation, or industry
and quickly making sense of the challenges and opportunities. I take
all of those inputs -- quantitative and qualitative alike -- and create
a strategy and operational plan to get it done, bringing stakeholders
and employees along to make it happen. Strategy to execution, soup
to nuts. My McKinsey training paired with years of startup experience
innovating in highly ambiguous and fast-changing industries allows
me to dive in and fully understanding an industry or technology
quickly in an world where there is a new thing to learn daily.

I'm known for getting shit done, turning chaos into order, and
bringing great people together to make that happen. I love managing
and developing high performance teams, and helping each of
my directs grow to their full potential. I grew up in France in a
multicultural household and am energized by seeing new places
and experiencing the world from other people's point of view. When
home in NYC, I'm an avid reader and lapsed long-distance cyclist.

- -

* Founder of Meta Angels, Angel Labs and The Muse
* Y Combinator alum (W12)
* Broadway investor and 3x Tony nominated Producer
* Author of a national bestseller
* Former McKinsey management consultant
* Board member x3

Press: Forbes 30 Under 30 in Media, INC 15 women to watch in tech, Business Insider 30 Most Important Women Under 30 In Tech.

———

Experience

BackerKit
Chief Operating Officer
October 2024 - Present (7 months)

BackerKit is redefining crowdfunding for the creator economy. The best place for creators to fund, fulfill, grow their projects.

Nothing Ventured Productions
Co Producer and Investor
January 2023 - Present (2 years 4 months)
New York, United States

Investor and 3-time Tony nominated producer in commercial theater (Broadway, Off-Broadway, national tours, and West End). With my partners at NVP, I build a diverse portfolio of projects each season with an eye toward both artistic and commercial success.

NVP's core thesis is that there is a rising generation of Broadway investors who want to learn the ropes of this unique asset class. Borrowing frameworks from angel investing, NVP has opened up access and opportunity for accredited investors new to Broadway. Raised $1.1M+ for 3 shows from 90% first time Broadway investors in first producing season.

Portfolio includes PARADE (Tony Award 2023), WATER FOR ELEPHANTS, AN ENEMY OF THE PEOPLE, CABARET, SUFFS, ROMEO + JULIET, ONCE UPON A MATTRESS, and SMASH.

https://www.nvpbroadway.com

HUG
Chief Operating Officer & Head of Product
November 2022 - November 2024 (2 years 1 month)
New York City Metropolitan Area

Joined HUG after it acquired Meta Angels, and took on leadership of operations and product. HUG was acquired by .ART in November 2024.

Meta Angels

Founder & CEO
December 2021 - December 2022 (1 year 1 month)

Meta Angels pioneered the first-of-its-kind NFT lending technology on the blockchain. Meta Angels was acquired in November 2022 by HUG. Meta Angels co-founders, Alex and Ally, also founded and ran the web3 accelerator in 2022.

TheMuse.com
10 years

Founder & President
October 2017 - July 2021 (3 years 10 months)
Greater New York City Area

* Founded The Muse in 2011 and scaled the business as COO for first 6 years and as Head of Product for first 5 years
* Promoted to President in 2017, with a mandate to mature The Muse with a focus on profitability in changing market landscape. Responsible for the execution of business and people strategy.
* Passionate about building cultures, solving hard problems with smart people, and humanizing the HR and recruiting industry.

After a decade of growing and leading the organization, I stepped down in summer 2021 to explore new adventures. I continued to serve as a member of our Board of Directors until 2022.

Founder & COO
August 2011 - September 2017 (6 years 2 months)
Greater New York City Area

Scaled the business from 0 to 120 employees. Led product management and managed engineering and data for first 5 years of the company's history. Built out operations and talent & HR functions and set up systems and processes for the company from seed stage to Series B.

Penguin Random House
Author, The New Rules of Work
April 2017 - April 2017 (1 month)

Published April 2017 with Penguin Random House, The New Rules of Work hit the Wall Street Journal bestseller list in its first week.

McKinsey & Company
3 years 1 month

Manager of Professional Development
April 2011 - September 2011 (6 months)

Senior Associate
November 2010 - June 2011 (8 months)

Business Analyst
September 2008 - November 2010 (2 years 3 months)

Global21
Executive Director
September 2006 - December 2007 (1 year 4 months)

U.S. Department of State
Political Intern
June 2007 - August 2007 (3 months)

South East England House
Intern
2006 - 2006 (less than a year)

Education

Y Combinator
W12 batch · (2012 - 2012)

Yale University
B.A., Political Science · (2004 - 2008)

Lycee International de St. Germain-en-Laye
Baccalaureat, Option Internationale, Serie Scientifique · (1996 - 2004)